Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

July 1, 2013

Hello. I’m Kamal Naqvi, Managing Director of Credit Suisse Commodities. Welcome to this brief introduction on Commodity Investing and how we here at Credit Suisse have developed innovative strategies that seek to take advantage of some of the opportunities specific to investing in commodities.

This video will introduce a new exchange traded note, CSCR, the Credit Suisse Commodity Rotation ETN, which delivers exposure to the Credit Suisse Commodity Backwardation Total Return Index, which is a rules-based strategy that seeks to concentrate long exposure to commodities that are in relative physical scarcity, this is based on the logic that historically, commodities in relative scarcity tend to outperform those in oversupply. The index uses the slope of the commodity futures curves to provide a dynamic indication of relative scarcity. Please refer to the prospectus for this product for complete details.

Let’s start with an overview of investing in commodities.

There are many existing indices that represent a diversified commodities investment, with the traditional benchmarks being the S&PGSCI and the Dow Jones UBS indices, shown here as 1st generation beta, or market exposure These indices are underpinned by commodity futures (as opposed to actual physical commodities) and benefit from the liquidity and transparency of these markets. Mutual funds began embracing the futures-tracking concept in 1997, and multiple exchange traded products have followed. In using futures to track a commodity’s return within an index, expiring futures contract positions are ‘rolled’ into new contract positions on a pre-determined basis in order to maintain exposure to the underlying commodities. If collateral is posted t0 the futures, components to the total return for this position include: the price of the commodity, roll yield of the underlying commodity futures and income on collateral. Enhanced versions of commodity investing have focused on attempting to improve roll yield and/or providing dynamic exposure to individual commodities. For example the CSCB, the Credit Suisse Commodity Benchmark, shown here as 2nd generation Beta, uses extended roll periods, rebalancing and multiple contracts to enhance the roll process.

Passive commodity indices with broad exposure across the full spectrum of the commodities universe like the S&PGSCI and the Dow Jones UBS have struggled to produce positive returns in recent years. In addition, we have seen an increasing divergence in individual commodity returns, with some commodities producing positive returns, while others experienced significant negative returns. These divergences in individual returns have largely been in line with the idiosyncratic physical fundamentals of supply, demand and inventory. We believe that this is likely to continue to be the environment for this stage of the commodity cycle and that the strategies that are most likely to perform well during this stage are those that are able to capture these divergences.

Shown here as Dynamic Beta, the CS Commodity Backwardation Total Return Index is rules-based and seeks to concentrate long exposure to commodities that are in, relative physical scarcity. This is based on the logic that historically commodities in relative scarcity tend to outperform those in oversupply. The Index uses the slope of commodities futures curves to provide a dynamic indication of relative scarcity.

Each commodity has its own futures curve which, at least in part, is a reflection of the market’s expectation of where prices will be in the future based on physical supply and demand. As noted already, the slope of the commodity futures curve can be used as a proxy for the market’s reflection of relative scarcity. If the price of nearer-dated futures contracts are higher than the prices of the futures contracts further out the curve, then the market is perceived to be tightly supplied and this is known in the commodity market as being in Backwardation. If the contrary is true, and the market is perceived to be in ample or over-supply, then the futures curve tends to be upward sloping, that is the price of the futures contracts further out on the curve are higher than for nearer-dated futures contracts, then the market is said to be in Contango.

The level of backwardation or contango in commodities changes through time. The commodities exposure in the Index dynamically changes to reflect this and seeks to capture changes in physical supply and demand through time. By allocating the exposure in the Index dynamically based on the most backwardated (or least contangoed) commodities, the strategy seeks to concentrate long exposure to commodities that are in, relative scarcity with potential for improved performance compared to traditional static or passive indices.

The CS Commodity Backwardation Total Return Index strategy has a monthly 4 step process to determine its commodity exposure as you can see here. First, the level of backwardation, or basis, is calculated for each commodity, 2nd the commodities are ranked by basis, 3rd the 8 commodities are selected based on the ranking, and finally the portfolio investments are implemented. We’ll discuss each step in detail.

Step 1: The level of backwardation or contango, which we refer to as the “basis,” is calculated for each of the 24 eligible commodities. The basis is measured between the nearest dated (or “front month”) contract (month 1) and the contract designated by us as the position “6” on the futures curve. This position “6” could refer to the futures contract for the delivery in the 4th, the 5th or the 6th months in the future, dependent on certain liquidity considerations set forth in the Index methodology.

Step 2: The commodities are ranked on the basis of level of backwardation

Step 3: The 8 most backwardated (or least contangoed) commodities are selected subject to a maximum number of components per sector, known as sector caps. This seeks to avoid too much concentration in any one sector.

Step 4: Each commodity is allocated an equal weight in the Index of 12.5%. We use the CSCB 4X6F single commodity indices to provide exposure to the commodity futures markets determined by the Index methodology. These Credit Suisse proprietary indices provide exposure to contracts for delivery within four to six months for each commodity and apply the features of the Credit Suisse Commodity Benchmark Index family, including extended roll periods, multiple contracts, all in an effort to limit market impact.

The CS Commodity Backwardation Total Return Index runs this allocation model every month and is always fully allocated with long exposure to the selected components. It does not provide short exposure to any components.

■ The CS Commodity Backwardation Total Return Index strategy uses a rules-based methodology that is designed to be transparent and verifiable.

■ The exposure is expressed through individual commodity indices that track the underlying futures contracts.

The resulting performance can be seen here. Since the inception of the CS Commodity Backwardation Total Return Index in February 2012, it has outperformed the S&P GSCI and Dow Jones UBS by 7.3% and 5.9% , respectively, and has a stronger Sharpe ratio (-0.16 vs. -0.59 and -0.61), indicating a stronger risk vs. return profile.

The CSCR ETN’s objective is to deliver the return of the CS Commodity Backwardation Total Return Index in the form of an exchange traded note. Credit Suisse ETNs are cost-efficient, have daily exchange liquidity and directly track various indexes.

Certain risks associated with investing in the CSCR ETN include:

•	Investors are subject to the credit risk of Credit Suisse
•	The ETNs provide no rights in any physical commodities
•	Commodity price volatility is characteristically high and unpredictable, and there is no assurance that the strategy on which the Index is based will be successful
•	The fees and expenses associated with the ETN may offset some or all of the gains from this implementation of the CS Commodity Backwardation Total Return Index strategy

All risks should be considered before investing, and investors should carefully review the prospectus before determining if this investment is right for them.

In conclusion, we hope this brief introduction to Commodity Investing and the CSCR ETN has been helpful. Thank you for your time today and please contact us for further information.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.